UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

February 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685L 100

1	NAMES OF REPORTING PERSONS OpTrust N.A. Holdings Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,657,450
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,657,450
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,450 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON OO – Other

CUSIP No. 45685L 100

1	NAMES OF REPORTING PERSONS OPTrust Infrastructure N.A. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,657,450
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,657,450
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,450 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON CO – Corporation

CUSIP No. 45685L 100

1	NAMES OF REPORTING PERSONS OPSEU Pension Plan Trust Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,657,450
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,657,450
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,450 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON OO – Other

Item 1.

(a)	Name of Issuer

InfraREIT, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1807 Ross Avenue, 4th Floor, Dallas, Texas 75201

Item 2.

(a)	Name of Persons Filing

This Schedule 13G is being filed jointly by OpTrust N.A. Holdings Trust, OPTrust Infrastructure N.A. Inc. and OPSEU Pension Plan Trust Fund (collectively, the “Reporting Persons”)

An agreement among the Reporting Persons with respect to the filing of this Schedule 13G is attached hereto as Exhibit 1

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 130 King Street W., Suite 700, P.O. Box 197

(c)	Citizenship

The Reporting Persons are each organized and existing under the laws of Canada

(d)	Title of Class of Securities

common stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number

45685L 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Set forth below is information regarding the aggregate number and percentage of shares of Common Stock of the Issuer that are beneficially owned by the Reporting Persons as of the date hereof. OPTrust Infrastructure N.A. Inc., a wholly owned subsidiary of OPSEU Pension Plan Trust Fund, is the beneficiary of OpTrust N.A. Holdings Trust (the “Trust”) and has voting and dispositive control over the Common Stock. All percentages reported in this statement on Schedule 13G have been calculated based on 45,894,778 shares of Common Stock issued and outstanding as of February 4, 2015 (including shares of Class A Common Stock and shares of Class C Common Stock of the Issuer that will automatically convert, on a one-for-one basis, into shares of Common Stock on March 9, 2015), which amount was provided by the Issuer.

(a)	Amount beneficially owned: 5,657,450 shares

(b)	Percent of class: 12.3%

(c)	See Items 5-9 and 11 on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4 above

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Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	OPTRUST N.A. HOLDINGS TRUST

	By:	/s/ Benjamin D. Nelson
	Name:	Benjamin D. Nelson
	Title:	Attorney-In-Fact

OPTRUST INFRASTRUCTURE N.A. INC.

	By:	/s/ Benjamin D. Nelson
	Name:	Benjamin D. Nelson
	Title:	Attorney-In-Fact

OPSEU PENSION PLAN TRUST FUND

	By:	/s/ Benjamin D. Nelson
	Name:	Benjamin D. Nelson
	Title:	Attorney-In-Fact